Final Copy 9/8/95


ATLANTIC CITY ELECTRIC COMPANY

                SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN - II


Article 1.  Definitions

The following are defined terms wherever they appear in this Supplemental Executive Retirement Plan - II ( SERP-II ).

  1.1 Board of Directors means the Board of Directors of Atlantic Energy, Inc.

  1.2 Change of Control means that one of the following has occurred:

     (i) when any person as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended (the
         Exchange Act ) and as used in Section 13(d) and 14(d) thereof, including a group as defined in Section 13(d) of the Exchange Act but excluding the Company and any subsidiary and any employee benefit plan sponsored or maintained by the Company of any subsidiary (including any trustee of such plan acting as trustee), directly or indirectly, becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), of securities of the Company representing 20 percent or more of the combined voting power of the Company s then outstanding securities; or

     (ii) when, during any period of 24 consecutive months during the existence of the Plan, the individuals who, at the beginning of such period, constitute the Board (the Incumbent Directors ) cease for any reason other than death to constitute at least a majority thereof; provided, however, that a director who is not a director at the beginning of such 24-month period shall be deemed to have satisfied such 24-month requirement (and be an Incumbent Director) if such director was elected by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually (because they were directors at the beginning of such 24-month period) or by prior operation of this Section; or

     (iii) upon the occurrence of a transaction requiring stockholder approval for the acquisition of the Company by an entity other than the Company or a subsidiary through purchase of assets, or by merger, or otherwise.

  1.3 Company means Atlantic City Electric Company, any of its subsidiaries authorized by the Board of Directors to participate in this Plan with respect to its employees, its successors (whether direct or indirect by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of Atlantic City Electric Company, and its assigns, except that for purposes of the definition of Change of Control it shall mean Atlantic Energy, Inc., and to the extent a participant is employed by Atlantic City Electric Company upon the occurrence of an event which constitutes a Change of Control, Atlantic City Electric Company.

  1.4 Compensation means the Qualified Executive s base salary plus annual incentive payments. Compensation shall not include any amounts distributed or distributable to a Qualified Executive in stock or cash pursuant to the Long-Term Executive Incentive Plan.

  1.5 Designated Beneficiary means a person or persons designated, in writing, by a Qualified Executive or, if no designation is made or if the person or persons so designated should predecease the Qualified Executive, the legal representative of the estate of a deceased Qualified Executive or the person or persons who shall acquire the benefits payable to the Qualified Executive by bequest or inheritance, or in the case of a Beneficiary s death after the Qualified Executive s death, the Beneficiary s estate.

  1.6 Early Retirement Date means the first day of any month after the Qualified Executive has attained age fifty-five (55) and has completed five (5) years of Service with the Company, but before age sixty (60).

  1.7 Excess Benefit Plan means the Atlantic City Electric Company Excess Benefit Retirement Income Program as may be supplemented or amended or any successor plan in effect at the time a Qualified Executive s employment with the Company terminates.

  1.8 Final Annual Compensation means (i) the base salary of a Qualified Executive in the calendar year in which the Qualified Executive terminates Service, plus (ii) the average of the bonuses, if any, paid to a Qualified Executive during the year in which he terminates Service, and the bonuses, if any, paid to a Qualified Executive during the year immediately before he terminates Service. Final Annual Compensation shall not include any amounts distributed or distributable to a Qualified Executive in stock or cash pursuant to the Long-Term Executive Incentive Plan.

  1.9 Final Average Compensation means the average of the Qualified Executive s annual Compensation over the 36 full calendar months immediately preceding or coinciding with the Qualified Executive s last day of employment with the Company.

  1.10 Normal Retirement Date means the first day of the month coincident with or next following the date on which the Qualified Executive attains (or would have attained) age sixty (60).

  1.11   Plan  means the Atlantic City Electric Company
     Supplemental Executive Retirement Plan - II approved by the Board of Directors of Atlantic City Electric Company, as embodied in this document and as may be supplemented or amended.

  1.12 Qualified Executive means an employee of the Company elected to the position of officer of the Company and who is designated by the Board of Directors to participate in this Plan.

  1.13 Retirement Plan means the Atlantic City Electric Company Retirement Plan as may be supplemented or amended or any successor plan in effect at the time a Qualified Executive s employment with the Company terminates.

  1.14 SERP-II Disability Benefits means the benefits listed in paragraph 3.4.

  1.15 SERP-II Pre-Retirement Survivor Benefits means the benefits listed in paragraph 3.2.

  1.16 SERP-II Post-Retirement Survivor Benefits means the benefits listed in paragraph 3.3.

  1.17 SERP-II Retirement Benefits means the benefits listed in paragraph 3.1.

  1.18   Service  means all periods in which a Qualified
     Executive is an officer of the Company prior to attainment of age 66. In addition to periods of employment, the following periods of absence count as Service:

     (1) absence due to any illness or injury during which a Qualified Executive is receiving regular disability benefits under the Company s officer disability benefit program; and

     (2)    any period of absence granted by the Company s
        Board of Directors.

Article 2.  SERP-II Benefits - Vested Portion

  2.1 Upon termination of employment and the attainment of age 55 or greater as of such termination, a Qualified Executive shall be entitled to receive the Vested portion of his SERP- II Retirement Benefits, which shall be determined as follows:

     Service (as defined
     in paragraph 1.18)                   Vested Portion
      0-4 Years                                0%
        5 Years                              50%
        6 Years                              60%
        7 Years                              70%
        8 Years                              80%
        9 Years                              90%
     10 Years                                 100%

     Notwithstanding any other provision of the Plan, in the event of a Change of Control, any Qualified Executive not having 5 years of service shall be deemed to have 5 years of service and shall vest at that level.

  2.2 In the event of (i) the death of a Qualified Executive while he is in Service or (ii) the death of a Qualified Executive entitled to receive SERP-II Retirement Benefits or SERP-II Disability Benefits who has not received any of such benefits, the Designated Beneficiary of the Qualified Executive shall be entitled to receive the benefits listed in paragraph 3.2.

  2.3 In the event of the death of a Qualified Executive who has received SERP-II Retirement Benefits or SERP-II Disability Benefits for a period of less than 15 years, the Designated Beneficiary of such Qualified Executive shall be entitled to receive the benefits listed in paragraph 3.3.

  2.4 In the event that a Qualified Executive becomes disabled, such Qualified Executive shall be entitled to receive the benefits listed in paragraph 3.4.

Article 3.  Amount of Benefits

The amount of benefits payable, pursuant to this SERP-II are as follows:

  3.1 SERP-II Retirement Benefits: Subject to the limitation provided in paragraph 3.5 below and the vesting schedule provided in paragraph 2.1 above, SERP-II Retirement Benefits shall equal an annual benefit payable to the Qualified Executive for life with guaranteed minimum payments of fifteen (15) years in an amount equal to A minus B:

     (A)    60% of the Qualified Executive s Final Average
        Compensation.
     (B) The sum of (i) the annual primary social security retirement benefit payable (before reduction for the commencement of post-retirement earnings) to the Qualified Executive or which would be payable if applied for by the Qualified Executive, (ii) the annual amounts of benefits payable (whether or not actually paid) from the Retirement Plan (determined without regard to any optional method of benefit payment selected), and (iii) the annual amounts of benefits payable (whether or not actually paid) from the Excess Benefit Plan.

     Upon the Qualified Executive s retirement on or after his Early Retirement Date but prior to his Normal Retirement Date, the amount equal to the SERP-II Retirement Benefit shall be reduced by 4% for each year (to be calculated on a full calendar month basis) that the payment commencement date precedes the Qualified Executive s Normal Retirement Date.

  3.2   SERP-II Pre-Retirement Survivor Benefits:

     (1) A Qualified Executive shall be covered by a split dollar insurance policy providing benefits equal to three (3) times Final Annual Compensation.

     (2) Notwithstanding subparagraph (1) above, if a Qualified Executive who would otherwise be entitled to the benefit described in subparagraph (1) is uninsurable, or if the Company determines that he is such a rated risk for insurance purposes that the cost of the split dollar insurance described in subparagraph
        (1) is excessive, the Company shall notify the Qualified Executive that he is not entitled to the benefit described in subparagraph (1) and that the benefit described below in subparagraph (3) shall be substituted therefore.

     (3) Any Qualified Executive not eligible for the benefit described in subparagraph (1), as defined in subparagraph (2), shall be entitled to a benefit upon death equal to the sum of:

        (i) An amount equivalent to Final Average Compensation to be paid in a lump-sum within a reasonable time following the date of death; and
        (ii)   Subject to the limitation provided in paragraph
            3.5 and commencing with the first anniversary of the death of the Qualified Executive, an annual payment of fifty percent (50%) of the annual Vested SERP-II Retirement Benefit to which the Qualified Executive would have been entitled to receive if he had terminated employment on his date of death, until the Qualified Executive would have attained the age of 60 years, or until fifteen (15) such annual payments have been made, whichever is the later to occur.



  3.3   SERP-II Post-Retirement Survivor Benefits:
     Commencing with the first anniversary of the death of the Qualified Executive, an annual payment of 100% of the annual SERP-II Retirement Benefit that the Qualified Executive was entitled to receive as of his date of death until benefits have been paid to both the Qualified Executive and the Designated Beneficiary for an aggregate of fifteen (15) years.
  3.4   SERP-II Disability Benefits
     Subject to the limitation provided in paragraph 3.5, in the event the Board of Directors shall determine, on the basis of such medical evidence as it may require, that the Qualified Executive has become disabled, mentally or physically, such that he is prevented from performing all the material aspects of his duties, the Qualified Executive shall be entitled to an annual payment equal to fifty percent (50%) of his Vested SERP-II Retirement Benefit. SERP-II Disability Benefits shall commence on the date the Qualified Executive is determined to be disabled and shall be made for life with guaranteed minimum payments of fifteen (15) years. In the event of death during such payment period, subsequent annual payments will be made to the Designated Beneficiary until such benefits have been paid to both the Qualified Executive and the Designated Beneficiary for an aggregate of fifteen (15) years.
  3.5   Limitation on SERP-II Benefits
     Notwithstanding the above, annual payments made pursuant to paragraph 3.1, 3.2(3)(ii) or 3.4 shall not exceed 25% of the Qualified Executive s Final Annual Compensation.
Article 4.  Commencement of SERP-II Retirement Benefits
  4.1 Unless this Plan specifically provides otherwise, SERP-II Retirement Benefits payable to a Qualified Executive shall commence when retirement benefits commence under the Retirement Plan.
     Notwithstanding any other provision of the Plan, if any payment due under this Plan, when taken into account with all other payments of applicable employee remuneration (as defined in Section 162(m)(4) of the Internal Revenue
     Code) made to the Qualified Executive in the taxable year his employment terminates, exceeds the limitation under
     Section 162(m)(l) of the Internal Revenue Code, then such payment will be deferred to the taxable year of the Qualified Executive next following the year of termination.


Article 5. Forfeiture of Benefits
  5.1 Forfeitures. In the event of a Change of Control this paragraph 5.1 of the Plan shall be void and of no force and effect. In the absence of a Change of Control, notwithstanding anything contained in this Plan to the contrary, a Qualified Executive shall forfeit all benefits not yet paid from this Plan in the event the Company terminates his employment for Cause or for his breach of the Non-Competition or Non-Disclosure provisions specified in paragraphs 5.2 and 5.3. For purposes of this paragraph, Cause means:
     (i) willful and continuous failure by a participant to perform his duties (other than resulting from incapacity due to physical or mental illness), (ii) a participant s conviction or plea of nolo contendere to a felony; (iii) a participant s willful engagement in misconduct in connection with employment which results in material damage to the Company s business or reputation; or (iv) material breach of Executive s duties under any applicable employment agreement which results in material damage to the Company s business or reputation, in each of (ii) through (iv) above, upon 30 days written notice to the Executive, the opportunity for the Executive to be heard by the Board and the good faith determination by at least two-thirds of the Company s non-emplyoee directors that Cause exists; provided, however, that after the occurrence of a Change of Control (as hereinafter defined), Cause shall be limited to (ii) through (iv) above.
  5.2   Non-Competition.
     A Qualified Executive shall not, during his Service and for the period after termination of employment, compete directly or indirectly with the Company or be directly or indirectly interested in any business competing with the business being conducted by the Company; provided, however, that the Qualified Executive shall not be prohibited from owning up to one percent (1%) of the shares of common stock of any corporation whose shares are publicly traded on a national securities exchange or in the over-the-counter market, or from engaging in activities with the written permission of the Board of Directors.
  5.3   Non-Disclosure.
     A Qualified Executive shall regard and preserve as confidential and not use, communicate or disclose to any person, orally, in writing or by a publication, any secret or confidential information of the Company, regardless of where or when or how acquired by the Company, which the Company is obligated to maintain in confidence until such information becomes a matter of public knowledge through no act of the Qualified Executive.

Article 6.  General
  6.1   Form of Payment.   Benefits under this Plan shall be
     paid in cash. In lieu of the fifteen (15) year certain form of payment provided in Article 3, a Qualified Executive may, with the approval of the Company, elect to receive an actuarially equivalent lump sum Benefit, provided that such election is made and becomes irrevocable before the Benefit is actually payable. For purposes of this paragraph, actuarial equivalent shall have the same meaning as given such term in the Retirement Plan.
  6.2 Withholding. The Company may withhold from any benefits payable all federal, state, city, or other taxes as shall be required pursuant to any law or governmental legislation or ruling.
  6.3 Amendment and Termination. In the event of a Change of Control, the Plan may not be amended, curtailed, or terminated. In the absence of a Change of Control, the Plan may be amended, curtailed, or terminated at any time by the Board of Directors; provided, however, that at the time such action is taken, to the extent that a Qualified Executive or his Designated Beneficiary is then entitled to receive benefits pursuant to paragraph 2.1, 2.2, or 2.3, such benefits shall nonetheless be paid as if the Plan were still in existence and without reference to such change if the effect of such change would be to reduce the amount, frequency or duration of benefit payments; and further provided that no amendment or curtailment of the Plan pursuant hereto shall have the effect of reducing the accrued benefit under the Plan of any Qualified Executive.
  6.4 Assignability. Except for naming a Designated Beneficiary to receive benefits upon a Qualified
     Executive s death, no right to receive payments shall be transferable or assignable by a Qualified Executive. Any other attempted assignment or alienation of payments shall be void and of no force or effect.
  6.5 Qualified Executive s Rights Unsecured. The right of any Qualified Executive to receive future benefits under the provisions of the Plan shall be an unsecured claim against the general assets of the Company. The benefits to be paid, pursuant to this Plan, are unfunded by the Company. Nothing herein shall be construed to prevent establishment by the Company of a trust arrangement, commonly called a rabbi trust, to identify certain Company assets to be applied (subject to prior claims of creditors) to the discharge of the Company s obligations under the Plan.
  6.6 Agreement. Each Qualified Executive shall execute a SERP-II agreement with the Company pursuant to which the Qualified Executive agrees, as a condition precedent to receipt of benefits, that the Company will purchase, own and be beneficiary of a policy or policies of insurance, insuring the life of each Qualified Executive.
  6.7 Not an Employment Contract. The Plan does not confer any right of employment upon a Qualified Executive, provided the Qualified Executive shall not be discharge for the sole purpose of avoiding any obligation under the Plan.
  6.8 Applicable Law. The Plan shall be construed and applied in accordance with the laws of the State of New Jersey, to the extent such laws have not been superseded by federal law (which shall otherwise prevail).
  6.9 Headings and Captions. Headings and captions are for convenience of reference only; shall not be deemed provisions of the Plan; and shall not be applied to the construction of the Plan.
  6.10 Gender and Number. All terms used in the Plan shall be deemed both gender and quantity-neutral unless otherwise required by context. Accordingly, the masculine shall include the feminine, the feminine shall include the masculine, the singular shall include the plural and the plural shall include the singular.
  6.11 Binding Effect. The terms of the Plan shall be binding on each Qualified Executive and on the heirs, beneficiaries and personal representatives of each Qualified Executive.
  6.12 Construction of Provisions. In the event of any dispute as to the construction of any provision of the Plan, the need to supply an omission or reconcile an inconsistency in the provisions of the Plan, or the need to resolve any dispute as to benefits under the Plan, the Board of Directors shall appoint one or more individuals to serve as a committee with full authority to construe the Plan, to supply such omission, to reconcile any inconsistency in the provisions of the Plan, and to resolve any such disputes. The determinations made by such appointee in good faith shall be binding upon the parties.